Mail Stop 4561

November 1, 2007

Francis F. Lee
President and Chief Executive Officer
Synaptics Incorporated
3120 Scott Blvd., Ste 130
Santa Clara, CA 95054

      Re: **Synaptics Incorporated**
               Form 10-K for the fiscal year ended June 30, 2007
               Filed September 6, 2007
               File No. 000-49602

               Definitive Proxy Statement on Schedule 14A
               Filed September 28, 2007
               File No. 000-49602

Dear Mr. Lee:

      We have reviewed your filings and have the following comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Part I

Item 1. Business

Customers, page 11

1.   Please tell us what consideration was given to more fully discussing the material
        terms of your business relationships with Compal and Wistron in light of the fact
        these customers accounted for approximately 26% of your net revenue for fiscal
        2007. See Item 101(c)(1)(vii) of Regulation S-K. Further, please advise whether
        you are substantially dependent upon the relationships with Compal and Wistron
        for purposes of Item 601(b)(10) of Regulation S-K.

Part II

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 35

Results of Operations, page 39

2.   We note your disclosure "[t]he overall increase in net revenue was primarily
        attributable to an 80% increase in unit shipments, reflecting the combination of
        industry growth and market share gains, partially offset by a lower-priced product
        mix and general competitive pricing pressure." Please tell us how you considered
        quantifying the amount of the net revenue increase attributable to changes in
        volumes or prices. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Part III

Item 13. Certain Relationships and Related Transactions, and Director Independence,
page 54

3.   We note that the company states the information required by Item 404 of
        Regulation S-K is incorporated by reference from your definitive proxy statement
        filed for your 2007 Annual Meeting of Stockholders. Upon review of your proxy
        statement we are unable to locate this information. Please advise.

<u>Definitive Proxy Statement</u>

<u>Compensation Discussion and Analysis, page 11</u>

As you may be aware, the Division of Corporation Finance has recently released Staff observations relating to a focused review of executive compensation disclosure. This guidance, which is available on our website at: http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm, may be helpful as you review the comments set forth below and draft future versions of your executive compensation and other related disclosure.

<u>General</u>

4.   Your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2007.   For example, we note minimal discussion and analysis of how the Committee determined specific long term equity awards. We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

5.   Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. In doing so, please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Committee's decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards.

6.   The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-

8732A. In this regard, we note wide disparities in Mr. Lee's bonus compensation, and the equity awards granted in fiscal 2007. We would expect to see a detailed analysis of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

7.   You provide minimal discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a significant factor considered by the Committee. You should provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. You should also expand your discussion and analysis of the factors the Committee considered in establishing personal objectives for Mr. Lee. See Item 402(b)(2)(vii) of Regulation S-K.

8.   Future filings should elaborate on the role of Mr. Lee in compensation processes and his input during the crafting of compensation packages to include a discussion of whether or not he makes recommendations to the Committee relating to measures, targets and similar items that affect his compensation and the extent to which he attends Committee meetings or meets with the consultants used by the Committee.

9.   With respect to your benchmarking activities, if you have benchmarked different elements of your compensation against a subset of the peer group set forth on page 22 or a different group of companies than those disclosed, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total 2007 compensation and each benchmarked element of compensation. Your disclosure in this regard should include a discussion of where you target each element of compensation against the comparator companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Fiscal 2007 Incentive Compensation Program, page 9

10.   With respect to amounts awarded under the fiscal 2007 Incentive Compensation Program, please address how the Committee determined the specific awards based upon the achievement or non-achievement of the relevant performance metric(s). We would expect to see a more focused discussion of the extent to which target or maximum levels of performance goals were achieved and how

achievement of the various corporate performance objectives and individual goals resulted in specific payouts under the plan. To facilitate an understanding of the compensation earned, you should disclose for the fiscal year (1) the aggregate dollar amount of the plan funding amount pool, (2) the dollar amount of the maximum amount based on percentage assigned, that an executive officer could be awarded and (3) the dollar amount of the actual award provided to a named executive officer during fiscal 2006. Please refer to paragraphs (b)(1)(v) and (b)(2)(v) and (vi) of Item 402 of Regulation S-K.

Change of Control and Severance Agreements, page 15

11.   Where appropriate, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also, in the compensation discussion and analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

12.   Quantify the estimated payments and benefits that would be provided in each covered circumstance. See Item 402(j)(2) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Francis F. Lee
Synaptics Incorporated
November 1, 2007
Page 6

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Michael F. Johnson at (202) 551-3477 with any other questions. If you need anything further, you may me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director